EXHIBIT 99.1

Biodexa Provides Update on Progression Free and Overall Survival in  Phase 1 Study of MTX110 in Recurrent Glioblastoma

October 4, 2024

Biodexa Provides Update on Progression Free and Overall Survival in
Phase 1 Study of MTX110 in Recurrent Glioblastoma

Cohort A Data on Overall Survival Compare Favorably with Published Survival Rates

Results Build on MTX110’s Performance in Two Phase 1 Studies in Diffuse Midline Glioma

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs announces an update in respect of its open label Phase 1 study of MTX110 in recurrent glioblastoma.

In October 2023, the Company announced completed recruitment of four patients into cohort A of its Phase 1 study of MTX110 (also known as MAGIC-G1 study)(NCT 05324501) in patients with recurrent glioblastoma (rGBM).

MAGIC-G1 is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. Patients received MTX110 via intermittent repeated CED infusions. As of today, the status of patients in Cohort A is as follows:

Patients #1 and #2 have deceased with overall survival (OS) since start of treatment of 12 months and 13 months, respectively.

Patients #3 and #4 remain in post-study follow-up. Patient #3 had progression free survival (PFS) of six months and OS thus far of 13 months since start of treatment. Patient #4 has not yet had confirmed progression and, as of today, has PFS and OS of 12 months since start of treatment.

Glioblastoma (GBM) is the most aggressive central nervous system (CNS) primary malignancy in adults with an annual incidence is approximately 3 per 100,000 population. The standard of care in newly diagnosed GBM includes maximal safe surgical resection, followed by concurrent radiotherapy and temozolomide (TMZ). GBM virtually always recurs with median PFS of 1.5–6.0 months and median OS of 2.0–9.0 months (source: Birzu et al. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7794906).

These interim data in rGBM build on the data announced by the Company on July 2, 2024, and presented at the recent 21st International Symposium on Paediatric Neuro-Oncology (ISPNO 2024) of a Phase 1 study of MTX110 in nine patients with Diffuse Midline Glioma (“DMG”) which showed, after only two infusions and a single patient at optimum dose, median OS of 16.5 months. In an earlier Phase 1 study conducted by the University of California San Francisco of MTX110 in seven patients with DMG which showed median OS of 26.1 months. These data compare favorably with median OS in a cohort of 316 cases of 10.0 months (source: Jansen et al, 2015. Neuro-Oncology 17(1):160-166).

About MTX110
MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumor. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for recurrent glioblastoma (NCT05324501) and recurrent medulloblastoma (NCT04315064). MTX110 is delivered directly into and around the patient’s tumor via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumor to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG (DMG) and GBM tumor cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG (DMG) cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

 Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.